January 7, 2011

By EDGAR Transmission

Terence O’Brien
Accounting Branch Chief
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	China Precision Steel, Inc.
Form 10-K for Fiscal Year Ended June 30, 2010
File No. 000-23039

On behalf of China Precision Steel, Inc. (the “Company”), we hereby submit this response to the general comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), set forth in the Staff’s letter, dated December 3, 2010, with respect to the Company’s annual report on Form 10-K for the Fiscal Year Ended June 30, 2010.

We understand and agree that:

(A)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(B)	the Company’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(C)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Division of Corporation Finance
January 7, 2011

RESPONSE:

We respectfully disagree with your conclusion that we do not have accounting personnel with sufficient experience in maintaining our books and records and preparing our financial statements in accordance with U.S. GAAP.  Please see some additional details regarding our accounting personnel’s experience related to U.S. GAAP for your consideration:

•	Chief Financial Officer

o
At KPMG Hong Kong as a 2000 and 2001 summer intern and as a graduate from November 2003 to May 2004, our Chief Financial Officer received professional training on U.S. GAAP for US listed companies and SEC registrants as she participated in the audits of several large SEC registrants with operations based in the PRC.  In addition to on-the-job training, she attended a wide range of training courses and workshops on U.S. GAAP both on-site and through the intranet platform as part of KPMG’s technical competence requirement for its professional staff.

o
Between June 2004 and October 2005, she was an assistant to the Chairman of STAR Pharmaceutical Limited, a PRC manufacturing company listed on the Singapore Stock Exchange, assisting with group activities and also mainly on consolidated financial reporting in accordance with Financial Reporting Standards (FRS). Singapore closely models its FRS according to IFRS, with appropriate changes made to suit the Singapore context. During this time, our Chief Financial Officer acquired knowledge and experience of accounting for manufacturing companies in accordance with PRC GAAP and FRS and the conversion between the two.

o
From October 2005 through December 28, 2006, when our Company was listed on the NASDAQ, she was the Chief Financial Officer of PSHL, the parent company of our operating subsidiaries in the PRC before PSHL was merged into our Company. During this time, she was responsible for both the financial reporting of the PSHL Group in accordance with U.S. GAAP and Management’s Discussion and Analysis of Financial Condition and Results of Operations, working closely with external auditors for the audits of the Group’s consolidated financial statements for the years ended June 30, 2007, 2006 and 2005 under U.S. GAAP, overseeing and managing the financial risks of the Group, and the Group’s compliance with NASDAQ’s requirements relating to corporate governance. She was also responsible for timely filing with the SEC of the merger transaction and the NASDAQ SmallCap Market Listing Application, and responding various NASDAQ and SEC comments related to such submissions.

Division of Corporation Finance
January 7, 2011

o
From December 2006 until the present, she has been the Chief Financial Officer of our Company and has been responsible for all matters related to our financial reporting in accordance with U.S. GAAP, group financing, and other matters such as correspondence with the SEC.

•	Finance Manager

o
Our Finance Manager’s role includes assisting the CFO with supervising the Finance Department, maintaining and monitoring internal control, coordinating with subsidiaries and other finance administrator roles. She has over thirty years of diverse experience in both public and private accounting and over nine years of experience in senior positions with focus on financial reporting, performance measurement, business planning, and risk assessment, and has been with our operating subsidiary since its foundation. From January 2005 to December 2006, as the Finance Manager of PSHL Group, she worked extensively on the conversion of the Group’s consolidated financial statements for the years ended June 30, 2007, 2006 and 2005 from PRC GAAP to U.S. GAAP.

o
After the merger of PSHL Group with the Company in December 2006 until the present, she has been assisting the CFO with financial reporting of the Company in accordance with U.S. GAAP and the compliance of other reporting rules and regulations.

•	Assistant Finance Manager

o
From 2002 to 2006, he served as Finance Manager for the Hainan Province Group of companies of China Netcom Group Corporation (Hong Kong) Limited (“China Netcom”). China Netcom completed the listings of its shares on the Hong Kong Stock Exchange and its American Depositary Shares on NYSE in 2004 but spent over two years prior to such 2004 preparing itself for going public, including the preparation of its financial statements in accordance with both IFRS and U.S. GAAP. Our Assistant Finance Manager joined China Netcom’s IPO and restructuring team in 2002 and received comprehensive training on IFRS and U.S. GAAP reporting and the Sarbanes-Oxley Act. During his time there, he assisted with reconciling the group companies’ financial statements from PRC GAAP to IFRS and then to U.S. GAAP. From 2004 to 2006 after the company’s successful public listing, he was responsible for maintaining books and records, and consolidating the financial statements of the provincial group of companies in accordance with IFRS and U.S. GAAP. Hainan province group of companies was one of the two major provincial branches of China Netcom South China and offered all of the group’s products and services. Our Assistant Finance Manager was also responsible for reporting to the South China Regional Financial Controller with consolidated financial statements and analysis in accordance with U.S. GAAP, and was involved with the implementation and the ongoing compliance of the system of internal control in accordance with the Sarbanes-Oxley Act.

Division of Corporation Finance
January 7, 2011

o
He joined us in 2007 with five years’ experience of IFRS, U.S. GAAP and internal control compliance, and has been assisting the CFO and the Finance Manager with financial reporting in accordance with U.S. GAAP, and implementing and maintaining the system of internal control in accordance with the Sarbanes-Oxley Act and the COSO objectives, in addition to other accounting activities such as management analysis and credit control.

We believe that the foregoing experience of our accounting personnel forms the basis of the necessary abilities and skills we need and possess for preparing the Company’s financial statements in accordance with the U.S. GAAP. We understand that it is SEC’s new position any U.S. GAAP experience after joining our Company is not considered for assessment of our personnel’s experience with U.S. GAAP. However, we respectfully disagree with this approach and believe that the experience of our personnel specifically related to the preparation of the consolidated financial statements of our Company in accordance with U.S. GAAP in the past four years is also extremely valuable to the Company and its investors.

As the employer, we also take ongoing measures to ensure that our accounting personnel receives ongoing training regarding financial accounting and reporting systems as U.S. GAAP continuously evolves and changes over time to comply with the latest rules and regulations. In order to do this, we subscribe to the Accounting Standards Updates service, and register our accounting personnel for U.S. GAAP and internal control compliance workshops, and the AICPA distance learning programs offered by the MBA College of Shanghai University of Finance and Economics for continuous education. The accounting faculty of Shanghai University of Finance and Economics is ranked number 1 in China for its AICPA programs and education, and its lecturers are seasoned CPAs with many years of international and multi-sector experience.

In light of the foregoing, we respectfully request that you reconsider your determination that we do not have accounting personnel with sufficient experience in maintaining our books and records and preparing our financial statements in accordance with U.S. GAAP.

(Remainder of Page Left Blank Intentionally)

Division of Corporation Finance
January 7, 2011

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at 011-852-2543-2290 or Scott Kline, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel at (415) 983.1523.

Sincerely,

CHINA PRECISION STEEL INC.

By: /s/ Hai Sheng Chen
Name: Hai Sheng Chen
Title: Chief Executive Officer

cc:	Scott Kline, Esq.
Dawn Bernd-Schulz, Esq.